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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                      LANCIT MEDIA ENTERTAINMENT, LTD.
                             (Name of Issuer)

                               COMMON STOCK
                              $.001 PAR VALUE
                      (Title of Class of Securities)

                               ------------

                                 51462810
                               (CUSIP Number)

                              RCN CORPORATION
                    (Names of Persons Filing Statement)

                            John D. Filipowicz
                     Senior Vice President, Assistant
                   General Counsel & Assistant Secretary
                              RCN CORPORATION
                            105 Carnegie Center
                        Princeton, New Jersey 08540
                         Tel. No.: (609) 734-3700
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                            February 27, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                               ------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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                               SCHEDULE 13D


CUSIP No. 51462810
---------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RCN Corporation

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*
         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DE

                                              7    SOLE VOTING POWER
                                                   -0-
                                              8    SHARED VOTING POWER
            NUMBER OF SHARES                       1,146,306 (see Item 5)
       BENEFICIALLY OWNED BY EACH
         REPORTING PERSON WITH                9    SOLE DISPOSITIVE POWER
                                                   -0-

                                              10   SHARED DISPOSITIVE POWER
                                                   -0- (see Item 5)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,146,306 (see Item 5)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.28%

   14    TYPE OF REPORTING PERSON*
         CO


               Item 1. Security and Issuer.

               The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share (the "Common Stock"), of Lancit Media Entertainment, Ltd., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 601 West 50th Street, New York, NY 10019.

               Item 2. Identity and Background.

               The name of the person filing this statement is RCN Corporation, a Delaware corporation ("RCN"). RCN is directly controlled by Kiewit Telecom Holdings Inc., a Delaware corporation ("Kiewit Telecom").

               Kiewit Telecom owns 13,320,000 shares of RCN Common Stock representing 48.46% of the outstanding RCN common stock. Kiewit Telecom's ownership interest in RCN entitles Kiewit Telecom to cast 48.46% of the votes of all outstanding shares of RCN capital stock.

               Kiewit Telecom is a subsidiary of Level 3 Communications, Inc., a Delaware corporation ("Level 3"), which is in turn a wholly owned subsidiary of Peter Kiewit Sons' Inc., a Delaware corporation ("PKS"). Level 3 owns 90% of the common stock and all of the preferred stock of Kiewit Telecom. David C. McCourt, Chairman and Chief Executive Officer of RCN, owns the remaining 10% of the common stock of Kiewit Telecom.

               RCN develops advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected markets in the Boston to Washington, D.C. corridor. Kiewit Telecom was formed to invest in telecommunications businesses that primarily serve residential customers. Level 3 is a holding company for subsidiaries engaged in telecommunications, energy and mining businesses. PKS, the ultimate parent of Kiewit Telecom and Level 3, is the holding company for subsidiaries engaged in construction, mining, telecommunications and energy businesses.

               The principal executive and business offices of RCN are located at 105 Carnegie Center, Princeton, New Jersey 08540. The principal executive and business offices of each of Kiewit Telecom, Level 3 and PKS are located at 1000 Kiewit Plaza, Omaha, Nebraska 68131.

               Information as to each executive officer and director of RCN and PKS is set forth in Schedules A and B, respectively, attached hereto, and such Schedules are incorporated herein by reference.

               During the last five years, none of RCN, Kiewit Telecom, Level 3 or PKS (the "RCN Entities") and, to the best knowledge of the RCN Entities, none of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3. Source and Amount of Funds or Other Consideration.

               Inapplicable.

               Item 4. Purpose of Transaction.

               On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with RCN and LME Acquisition Corporation ("MergerSub"), a wholly owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, MergerSub will be merged with and into the Company (the "Merger") such that immediately following the Merger, the Company will be a wholly-owned subsidiary of RCN. Each outstanding share of Common Stock of the Company will be converted, at the effective time of the Merger, into the right to receive a faction of a share of RCN common stock, which fraction of a share will have a value of $1.20, based upon the average of the closing prices (last sales) of RCN common stock on The Nasdaq Stock Market for
the five trading days preceding the effective date of the Merger.   However,
if such average is less than $48, the value of the RCN common stock for purposes of the exchange will be fixed at $48, and if such average exceeds $58, such value will be fixed at $58. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of the Company in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN.

      As an inducement to RCN and MergerSub entering into the Merger Agreement, Cecily Truett, Laurence A. Lancit, The Lancit Children's Trust and the Company entered into a Voting Agreement with MergerSub and RCN dated as of February 27, 1998 (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, each of Cecily Truett, Laurence A. Lancit and The Lancit Children's Trust (each, a "Shareholder") has agreed, among other things, to vote the Common Stock owned by it (the "Shares") in favor of the approval and adoption of the Merger Agreement and the Merger, until such time as the Voting Agreement terminates. The Voting Agreement will terminate on the earlier to occur of
(i) the effective time of the Merger, (ii) 1 year after the termination of the Merger Agreement in accordance with certain provisions of the Merger
Agreement, (iii) the termination of the Merger Agreement for any other reason or (iv) February 27, 2000. The total number of shares subject to the Voting Agreement is 1,146,306.

      In addition, under the terms of the Voting Agreement, the Shareholders have agreed not to transfer any of Shares unless the transferee executes and delivers to RCN and the Company a voting agreement identical in form to the Voting Agreement. The Voting Agreement also provides that the Shareholders will not solicit or initiate any inquiries or the making of any proposal for any business combination or similar transaction involving the Company or negotiate or otherwise engage in discussions with any person with respect to any such proposal.

      The summaries of the terms of the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively. A copy of the Voting Agreement is attached hereto as Exhibit 1, and a copy of the Merger Agreement is attached hereto as Exhibit 2, and each such agreement is incorporated herein by reference.

      Except as set forth herein, none of the RCN Entities nor, to the best knowledge of the RCN Entities, any person named in Schedule A or B attached hereto has any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing the Common Stock to cease to be authorized to be quoted on the NASDAQ Stock Market; (ix) the Common Stock becoming eligible for the termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (x) any action similar to any of those enumerated above.

               Item 5. Interest in Securities of the Company.

               (a) and (b) As a result of the Voting Agreement and for the purpose of Rule 13d-3 promulgated under the Exchange Act, RCN may be deemed to have shared voting power with respect to (and therefore beneficial ownership of)1,146,306 shares of Common Stock, representing approximately 17.28% of the 6,634,750 shares of Common Stock which are outstanding as of February 27,1998. RCN does not have sole power to vote or to direct the vote of any shares of Common Stock. RCN does not have sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

               (c) Except as set forth in Item 4, no transactions in the Common Stock have been effected during the past 60 days by the RCN Entities or, to the best knowledge of the RCN Entities, by any of the persons named in Schedules A and B hereto.

               (d) Inapplicable.

               (e) Inapplicable.


               Item 6. Contracts, Arrangements, Understandings or
                       Relationships with Respect to Securities of the Company.

               Except for the Merger Agreement and the Voting Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between RCN, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Voting Agreement dated as of February 27, 1998 among Cecily Truett, Laurence A. Lancit, The Lancit Children's Trust, Lancit Media Entertainment, Ltd., LME Acquisition Corporation and RCN Corporation.

               Exhibit 2: Agreement and Plan of Merger dated as of February 27, 1998 between Lancit Media Entertainment, Ltd., LME Acquisition Corporation and RCN Corporation.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 1998

                                        RCN CORPORATION

                                        By: /s/ Mark Haverkate
                                            ---------------------------
                                            Name: Mark Haverkate
                                            Title: Executive Vice President



                                                                    SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF RCN CORPORATION

         The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of RCN Corporation ("RCN") are set forth below.

                                                        Principal
                                                        Occupation
Name                  Business Address     Citizenship  or Employment
-----------           -------------------  -----------  ----------------

David C. McCourt      105 Carnegie Center,    USA       Chairman,
                      Princeton, NJ 08540               Chief Executive
                                                        Officer, RCN

Mark Haverkate        105 Carnegie Center,    USA       Executive Vice
                      Princeton, NJ 08540               President, RCN

Timothy J. Stoklosa   105 Carnegie Center,    USA       Senior Vice
                      Princeton, NJ 08540               President & Treasurer,
                                                        RCN

Bruce C. Godfrey      105 Carnegie Center,    USA       Executive Vice
                      Princeton, NJ 08540               President, Chief
                                                        Financial Officer
                                                        and Secretary, RCN

John D. Filipowicz    105 Carnegie Center,    USA       Senior Vice
                      Princeton, NJ 08540               President, Assistant
                                                        General Counsel &
                                                        Assistant Secretary,
                                                        RCN

Ralph S. Hromisin     105 Carnegie Center,    USA       Vice President,
                      Princeton, NJ 08540               Chief Accounting
                                                        Officer, RCN

James J. Saile        105 Carnegie Center,    USA       Vice President
                      Princeton, NJ 08540               Taxation, RCN

Gary D. Isaacs        105 Carnegie Center,    USA       Vice President
                      Princeton, NJ 08540               Human Resources, RCN

Michael J. Mahoney    105 Carnegie Center,    USA       President and Chief
                      Princeton, NJ 08540               Operating Officer,
                                                        Director, RCN

Michael A. Adams      105 Carnegie Center,    USA       President, Technology
                      Princeton, NJ 08540               and Network
                                                        Development Group and
                                                        Executive Vice
                                                        President, RCN

James Q. Crowe        1000 Kiewit Plaza       USA       Director, RCN
                      Omaha, NE 68131

Thomas May            800 Boylston Street     USA       Director, RCN
                      Prudential Center
                      36th Floor
                      Boston, MA 02199

Walter Scott, Jr.     1000 Kiewit Plaza       USA       Director, RCN
                      Omaha, NE 68131

Michael B. Yanney     1000 Kiewit Plaza       USA       Director, RCN
                      Omaha, NE 68131

Alfred Fasola         7 Benedek Road          USA       Director, RCN
                      Princeton, NJ 08540

Thomas P. O'Neill     1 Beacon Street         USA       Director, RCN
                      Suite 1600
                      Boston, MA 02198

Richard R. Jaros      1000 Kiewit Plaza       USA       Director, RCN
                      Omaha, NE 68131

Eugene Roth           15 S. Franklin Street   USA       Director, RCN
                      Wilke-Barre, PA 18711

Stuart E. Graham      1616 Whitestone Expy.   USA       Director, RCN
                      Whitestone, NY 11357

Dennis Spina          105 Carnegie Center,    USA       Director,
                      Princeton, NJ 08540               Vice-Chairman of
                                                        Internet Services, RCN

Salvatore M. Quadrino 105 Carnegie Center,    USA       Chief Administrative
                      Princeton, NJ 08540               Officer, RCN

Paul E. Sigmund       105 Carnegie Center,    USA       Executive Vice
                      Princeton, NJ 08540               President of
                                                        International Group,
                                                        RCN

Kenneth Knudsen       105 Carnegie Center,    USA       Senior Vice President
                      Princeton, NJ 08540               of Marketing and Sales,
                                                        RCN

Malcolm M. Burnside   105 Carnegie Center,    USA       Senior Vice President
                      Princeton, NJ 08540               of Regulatory Affairs,
                                                        RCN

Scott Jarus           105 Carnegie Center,    USA       Senior Vice President
                      Princeton, NJ 08540               of Operations, RCN

Thomas K. Steel, Jr.  105 Carnegie Center,    USA       Vice President of
                      Princeton, NJ 08540               Municipal Relations, RCN


                                                                    Schedule B

       DIRECTORS AND EXECUTIVE OFFICERS OF PETER KIEWIT SONS', INC.


The name, business address, citizenship, title and present principal occupation or employment of each of the directors and executive officers of Peter Kiewit Sons', Inc. ("PKS") are set forth below.

                                                        Principal
Name and                                                Occupation
Office Held           Business Address     Citizenship  or Employment
-----------------     ----------------     -----------  -------------

Walter Scott, Jr.     1000 Kiewit Plaza        USA      President,
President, Chairman,  Omaha, NE 68131                   Chairman, PKS
Director

William L. Grewcock   1000 Kiewit Plaza        USA      Vice Chairman,
Vice Chairman,        Omaha, NE 68131                   PKS
Director

Kenneth E. Stinson    1000 Kiewit Plaza        USA      Chairman, Chief
Executive Vice        Omaha, NE 68131                   Executive Officer,
President,                                              Kiewit Construction
Director                                                Group Inc.

Richard R. Jaros     1000 Kiewit Plaza         USA      Former President,
Director             Omaha, NE 68131                    KDG

Richard Geary        215 V Street              USA      President, Kiewit
Director             Vancouver, WA 98661                Pacific Co.

James Q. Crowe       1000 Kiewit Plaza         USA      President, Chief
Executive Vice       Omaha, NE 68131                    Executive Officer,
President, Director                                     Director, KDG

George B. Toll, Jr.  1000 Kiewit Plaza         USA      Executive Vice
Director             Omaha, NE 68131                    President, Kiewit
                                                        Construction Group Inc.

Peter Kiewit, Jr.   2600 N. Central Ave.       USA      Attorney
Director            Phoenix, AZ 85004

Robert B. Daugherty Guarantee Centre           USA      Chairman,
Director            Suite 225                           Valmont
                    Omaha, NE 68114                     Industries Inc.

Charles M. Harper   One Central Park Plaza     USA      Former Chairman,
Director            Suite 1500                          RJR Nabisco
                    Omaha, NE 68102                     Holdings Corp.

Richard W. Colf     215 V Street               USA      Senior Vice
Director            Vancouver, WA 98661                 President,
                                                        Kiewit Pacific Co.

Bruce E. Grewcock   1000 Kiewit Plaza          USA      Chairman, Kiewit
Director            Omaha, NE 68131                     Mining Group Inc.

Matthew J. Johnson  1000 Kiewit Plaza          USA      Vice President -
Vice President -    Omaha, NE 68131                     Legal, PKS
Legal

Tait P. Johnson     1000 Kiewit Plaza          USA      President, Gilbert
Director            Omaha, NE 68131                     Industrial
                                                        Corporation

Ann C. McCulloch    1000 Kiewit Plaza          USA      Vice President,
Vice President,     Omaha, NE 68131                     Treasurer, PKS
Treasurer

Thomas C. Stortz    1000 Kiewit Plaza          USA      Vice President,
Secretary           Omaha, NE 68131                     General Counsel,
                                                        Kiewit Construction
                                                        Group Inc.

Eric J. Mortensen   1000 Kiewit Plaza          USA      Controller, PKS
Controller          Omaha, NE 68131

Douglas A. Obermier 1000 Kiewit Plaza          USA      Stock Registrar,
Stock Registrar and Omaha, NE 68131                     PKS
Assistant Secretary

Tobin A. Schropp    1000 Kiewit Plaza          USA      KDG Tax
Assistant Secretary Omaha, NE 68131                     Department

Allan K. Kirkwood   10704 Shoemaker Ave.       USA      Senior Vice
Director            Santa Fe Springs,                   President, Kiewit
                    CA   90670                          Pacific Co.